

Mail Stop 3233

February 21, 2017

Via E-mail
Mr. John T. Hayes
Chief Financial Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, CT 06830

Re: **Urstadt Biddle Properties Inc.**
             Form 10-K for the Fiscal Year Ended October 31, 2016
             Filed January 13, 2017
             File No. 001-12803

Dear Mr. Hayes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2016

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters., page 30

1.   We note that you have a restricted stock award plan. We were unable to locate all of the disclosures required by Item 201(d) of Regulation S-K. In future Exchange Act periodic reports, please include tabular equity compensation plan information, or advise. Refer to Item 201(d) of Regulation S-K.

Note 3. Properties

2.   We note that you received $4.8 million in exchange for granting extensions on the closing of the sale of the White Plains property, which was recorded as base rent revenue for year ended October 31, 2016. Please explain to us in detail the basis for recording the

extension payments as rental revenue and cite the applicable accounting guidance. In your response please provide the terms of each of the extension agreements.

Form 8-K filed December 20, 2016

Exhibit 99.1 Press Release dated December 15, 2016

3.   We note that you include a second table that reconciles the company's net income available to Common and Class A Common Stockholders to funds from operations after removing the excess preferred stock dividends, preferred stock redemption charges and property acquisition costs, which appears to be inconsistent with NAREIT´s definition of FFO. Please revise, in future press releases, to rename your non-GAAP measure (e.g., adjusted FFO available to Common and Class A Common Stockholders), and to reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities